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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

AEP Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

001031103
(CUSIP Number)

Daniel Khoshaba, Managing Member KSA Capital Management, LLC 4 Essex Avenue, 4th Floor Bernardsville, New Jersey 07924 Tel: +1 (908) 766 - 3331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KSA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955, 267

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

955, 267

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955, 267

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955, 267

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

955, 267

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955, 267

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	001031103

Item 1.	Security and Issuer.

No material change from the Schedule 13D filed on November 10, 2009.

Item 2.	Identity and Background.

No material change from the Schedule 13D filed on November 10, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof KSA Capital Management may be deemed to beneficially own 955, 267 Shares.

As of the date hereof Daniel Khoshaba may be deemed to beneficially own 955, 267 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes because the Reporting Persons believe that the common stock of the Issuer is undervalued in the marketplace and represents an attractive investment opportunity.

The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

On February 12, 2010, the Issuer entered into a letter agreement (the "Letter Agreement") with KSA Capital Management, certain affiliates of KSA Capital Management and Mr. Khoshaba (collectively, the "KSA Investors"). Pursuant to the Letter Agreement, the Issuer agreed to appoint Mr. Khoshaba as a Class A director to fill a newly created seat on the Board.  Mr. Khoshaba is looking forward to working with the Issuer's management and Board of Directors to maximize shareholder value.

Except as set forth above, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a,  b)

As of the date hereof, KSA Capital Management may be deemed to be the beneficial owner of 955, 267 Shares, constituting 14.0% of the Shares of the Issuer, based upon the 6,840,083 Shares outstanding as of January 11, 2010.

KSA Capital Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 955, 267 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 955, 267 Shares.

KSA Capital Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Daniel Khoshaba may be deemed to be the beneficial owner of 955, 267 Shares, constituting 14.0% of the Shares of the Issuer, based upon the 6,840,083 Shares outstanding as of January 11, 2010.

Daniel Khoshaba has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 955, 267 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 955, 267 Shares.

Daniel Khoshaba specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)

The Reporting Persons have not made any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 12, 2010, the Issuer and the KSA Investors entered into the Letter Agreement. Pursuant to the Letter Agreement, the Issuer agreed to appoint Mr. Khoshaba as a Class A director to fill a newly created seat on the Board.

Pursuant to the Letter Agreement, the members of the KSA Investors have agreed to vote for and publicly support and recommend the Board's slate of nominees for director at the Issuer's 2010 Annual Meeting of Stockholders. In addition, the KSA Investors have agreed to customary standstill provisions through the 2011 Annual Meeting. The standstill provisions provide, among other things, that the KSA Investors will not (a) engage in or in any way participate in a solicitation of proxies or consents with respect to the Issuer, (b) initiate any shareholder proposals, (c) control or seek to control, or influence or seek to influence, the management, the Board or the policies of the Issuer, and (d) have any discussions or communications, or enter into any arrangements, understanding or agreements (whether written or oral), with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing.

If the Board determines, in its sole discretion, to renominate Mr. Khoshaba for election as a director at the 2011 Annual Meeting, the standstill provisions contained in the Letter Agreement will continue until Mr. Khoshaba is no longer serving on the Board. In addition, if the Board determines to renominate Mr. Khoshaba in connection with the 2011 Annual Meeting, the members of the KSA Investors will vote for and publicly support and recommend the Board's slate of nominees for director at the 2011 Annual Meeting and at each Annual Meeting of Stockholders held thereafter for so long as Mr. Khoshaba continues to serve on the Board.

In connection with Mr. Khoshaba's appointment to the Board, the Board has waived the requirement in the Issuer's Corporate Governance Guidelines requiring newly appointed directors to be subject to stockholder election at the next Annual Meeting of Stockholders following their appointment.

The foregoing summary of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter Agreement, which is attached as Exhibit B and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to File Jointly

Exhibit B: Letter Agreement dated February 12, 2010 among the Issuer and the KSA Investors (incorporated by reference Exhibit 10.1 to the 8-K filed by the Issuer on February 16, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
(Date)

/s/ Daniel Khoshaba
(Signature)

KSA Capital Management, LLC Daniel Khoshaba, Managing Member
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13D dated February 16, 2010, relating to the Common Stock, par value $0.01 per share of AEP Industries, Inc., shall be filed on behalf of the undersigned.

KSA Capital Management, LLC
By:      Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba

/s/ Daniel Khoshaba
Daniel Khoshaba

SK 21884 0001 1073062